UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-51360

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

(Full title of the Plan)

LIBERTY GLOBAL, INC.

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado 80112

(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Report of Independent Registered Public Accounting Firm

To Plan Participants and the Plan Committee

Liberty Global 401(k) Savings Plan – Puerto Rico:

We have audited the accompanying statements of net assets available for Plan benefits of the Liberty Global 401(k) Savings Plan – Puerto Rico (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, and supplemental schedules of reportable transactions and delinquent participant contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 27, 2008

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Statements of Net Assets Available for Plan Benefits

	December 31,
	2007	2006
Cash, non-interest bearing	$36,330	$100,413
Investments, at fair value:
Liberty Interactive Series A Common Stock Fund	361,966	548,676
Liberty Capital Series A Common Stock Fund	442,080	498,032
Liberty Global, Inc. Series A Common Stock Fund	1,447,600	1,390,193
Liberty Global, Inc. Series C Common Stock Fund	772,138	124,684
Mutual funds	1,654,173	1,418,097
Participant loans	400,196	305,696

Total investments	5,078,153	4,285,378

Receivables:
Participant receivables	—	16,516
Employer receivables	—	16,370

Total receivables	—	32,886

Total Plan assets	5,114,483	4,418,677

Less: Payables to participants	—	3,019

Net assets available for Plan benefits	$5,114,483	$4,415,658

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2007

Additions to net assets attributed to:
Contributions:
Participant	$467,613
Employer, net of forfeitures applied	465,312

Total contributions	932,925

Investment income:
Interest and dividends	77,602
Net appreciation in fair value of investments	643,570

Total investment income	721,172

Total additions	1,654,097

Deductions from net assets attributed to:
Distributions to participants	(945,822)
Participant loan fees	(9,450)

Total deductions	(955,272)

Net increase in net assets available for Plan benefits	698,825
Net assets available for Plan benefits, beginning of year	4,415,658

Net assets available for Plan benefits, end of year	$5,114,483

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements

(1)	Description of the Plan

The following description of the Liberty Global 401(k) Savings Plan – Puerto Rico (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On June 15, 2005, Liberty Global, Inc. (LGI) completed certain mergers whereby LGI acquired all of the capital stock of UnitedGlobalCom, Inc. (UGC) that LGI International, Inc. (LGI International) (formally Liberty Media International, Inc. (LMI)) did not already own, and LGI International and UGC each became wholly owned subsidiaries of LGI. Effective April 1, 2006, the Plan sponsor was changed from LMI to LGI.

The Plan, which was established on June 7, 2004, is a defined contribution plan which enables participating employees of Liberty Cablevision of Puerto Rico, Ltd. (LCPR) to receive an interest in LGI and to receive benefits upon retirement. Employees of LCPR who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Plan document) are eligible to participate in the Plan. Effective March 1, 2007, employees are automatically enrolled in the plan upon eligibility unless they affirmatively elect not to participate. LGI reserves the right to amend the Plan at any time.

Trustee and Recordkeeper

Under the terms of a trust agreement between LGI and Oriental Financial Group, Inc. (the Trustee) and a recordkeeping and custodial agreement between LGI and Mid Atlantic Trust Company, the Trustee, through Mid Atlantic Trust Company, manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund. Caribbean Pension Consultants (CPC) is the third-party Administrator of the Plan.

Contributions

Participants may make (i) pre-tax contributions to the Plan of up to 10% of their eligible compensation, as defined in the Plan, (ii) after-tax contributions up to 10% of their compensation after pre-tax contributions have been made up to the tax limit (as noted below) or (iii) catch-up contributions for participants upon reaching age 50 of up to $1,000. Effective March 1, 2007, upon obtaining eligibility in the Plan, participants are automatically enrolled for a 3% pre-tax contribution of eligible compensation unless they affirmatively elect not to participate or select another pre-tax contribution percentage. Participants may change their contribution elections at any time. LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. LGI reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations contained in the Puerto Rico Internal Revenue Code of 1994, as amended (Puerto Rico Code). Employee pre-tax contributions were limited to the lessor of 10% of compensation (as defined in the Plan) or $8,000 per participant in 2007.

Employee contributions may be invested in any investments in the Plan except for the Aim Short Term Liquid Asset Investment, the Liberty Interactive Series A Common Stock fund, the Liberty Capital Series A Common Stock Fund and the Liberty Global, Inc. Series A Common Stock Fund. Prior to March 1, 2007, employees were allowed to invest in the Liberty Interactive Series A Common Stock fund, the Liberty Capital Series A Common Stock Fund and the Liberty Global, Inc. Series A Common Stock Fund. Employer contributions for participants who are not fully vested are invested in the LGI Series C Common Stock Fund. Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Plan except for the Aim Short Term Liquid Asset Investment, the Liberty Interactive Series A Common Stock Fund, the Liberty Capital Series A Common Stock Fund and the Liberty Global, Inc. Series A Common Stock Fund.

Rollovers

Participants may elect to rollover amounts from other qualified plans into the Plan provided that certain conditions are met.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Plan. Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 5.00% to 9.25% at December 31, 2007. Principal and interest are paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are first used to pay Plan administrative expenses other than participant loan fees (if any), with any excess used to offset LGI’s future matching contributions. Forfeitures for the year ended December 31, 2007 aggregated $30,372. During the year ended December 31, 2007, no Plan expenses were paid out of forfeitures. Forfeitures of $1,789 were used to offset employer contributions during the year ended December 31, 2007. Unallocated forfeitures available as of December 31, 2007 and 2006 were $49,562 and $14,352, respectively.

Investment Options

As of December 31, 2007, the Plan has 20 investment options including 19 mutual funds and one stock fund. Plan participants may change investment options and contribution percentages on a daily basis. The plan also has investments in three additional stock funds that are now closed to contributions. These investments may remain in these stock funds until they are sold.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59 1/2, death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum and employer stock may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria is met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentage
Less than 1	0%
1	33%
2	66%
3	100%

For purposes of vesting, participants’ years of service were carried over from the Liberty Media 401(k) Savings Plan, if applicable.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of Employee Retirement Income Security Act of 1974. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions, earnings and losses on investments and charged with participant withdrawals and distributions on a daily basis. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities. Participant loans are stated at the outstanding principal balance at year end, which approximates fair value.

Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Income Taxes

The Plan was submitted to the Puerto Rico tax authorities for a determination that the Plan is qualified under the Puerto Rico code. On March 31, 2006, the Puerto Rico tax authorities provided a favorable determination letter that the Plan is qualified under Puerto Rico laws. The Plan has been amended since the receipt of this determination letter, however the Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Voting Rights of LGI Stock

The Trustee holds shares of LGI Series A and C common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI Series A and C common stock which have been allocated to the participant’s account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements

Plan Expenses

Any employer contribution amounts forfeited may be used to pay Plan expenses except for any fees related to participant loans, which are paid by participants, and then to offset employer match contributions. Any additional administrative expenses of the Plan are paid by LCPR or LGI. Loan fees paid by participants were $9,450 during 2007.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

Related Party/Party-in-Interest Transactions and Delinquent Participant Contributions

The plan contains two funds comprised of LGI common stock, the Liberty Global, Inc. Series A Common Stock Fund and the Liberty Global Series C Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

During 2008, it was discovered that certain employee contribution and loan repayment withholdings were not remitted timely to the Plan as prescribed under the Department of Labor’s rules and regulations. The employee contribution and loan repayment withholdings were remitted to the Plan during 2007. Lost earnings will be remitted as soon as administratively possible. See Supplemental Schedule 3.

(3)	Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2007. SFAS 157 will be adopted for the Plan’s financial statements as of and for the year ended December 31, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Plan’s financial statements.

(4)	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are as follows:

	December 31,
	2007	2006
Liberty Interactive Series A Common Stock*	$361,966	$548,676
Liberty Capital Series A Common Stock*	$442,080	$498,032
Liberty Global, Inc. Series A Common Stock*	$1,447,600	$1,390,193
Liberty Global Series C Common Stock*	$772,138	$124,684	**
Fidelity Investment Grade Bond	$284,390	$324,650
Fidelity Retirement Money Market Account	$428,559	$355,991
Participant loans	$400,196	$305,696

*	Participant and non-participant directed investments.

**	Represents less than 5% of the Plan’s net assets at December 31, 2006.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements

(5)	Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2007
	Liberty Global, Inc. Series A Common Stock Fund (a)(c)	Liberty Global, Inc. Series C Common Stock Fund (a)	Liberty Interactive Series A Common Stock Fund (a)(c)	Liberty Capital Series A Common Stock Fund (a)(c)	Other Investments (b)	Total
Additions to net assets attributed to:
Contributions:
Participant	$—	$20,110	$130	$244	$447,129	$467,613
Employer, net of forfeitures applied	—	458,282	—	—	7,030	465,312

Total contributions	—	478,392	130	244	454,159	932,925

Investment income:
Interest and dividends	—	—	—	—	77,602	77,602
Net appreciation (depreciation) in fair value of investments	467,453	88,530	(40,127)	91,509	36,205	643,570

Total investment income	467,453	88,530	(40,127)	91,509	113,807	721,172

Total additions (reductions)	467,453	566,922	(39,997)	91,753	567,966	1,654,097

Deductions from net assets attributed to:
Distributions to participants	(273,991)	(86,962)	(99,090)	(101,533)	(384,246)	(945,822)
Administrative expenses	—	—	—	—	(9,450)	(9,450)

Total deductions	(273,991)	(86,962)	(99,090)	(101,533)	(393,696)	(955,272)

Exchanges, participant loan withdrawals and repayments, net	(136,055)	167,494	(47,623)	(46,172)	62,356	—

Net increase (decrease) in net assets available for Plan benefits	57,407	647,454	(186,710)	(55,952)	236,626	698,825

Net assets available for Plan benefits, beginning of year	1,390,193	124,684	548,676	498,032	1,854,073	4,415,658

Net assets available for Plan benefits, end of year	$1,447,600	$772,138	$361,966	$442,080	$2,090,699	$5,114,483

(a)	Participant and non-participant directed investments.

(b)	Participant directed investments.

(c)	Funds are closed to new investments.

LIBERTY GLOBAL 401(K) SAVINGS PLAN – PUERTO RICO

Notes to Financial Statements

(6)	Concentrations, Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits and participant’s accounts. Changes in the market prices of the Liberty Global, Inc. Series A common stock, the Liberty Global Series C common stock, the Liberty Interactive Series A common stock, and the Liberty Capital Series A common stock prices can have a significant impact on the Plan’s net assets available for Plan benefits and participant accounts as the funds represent the following percentages of the net assets available for Plan benefits:

	Percentage of net assets December 31,
	2007	2006
Liberty Global, Inc. Series A Common Stock Fund	28%	31%
Liberty Global Series C Common Stock Fund	15%	3%
Liberty Interactive Series A Common Stock Fund	7%	12%
Liberty Capital Series A Common Stock Fund	9%	11%

(7)	Reconciliations of Financial Statements to Form 5500

The following are reconciliations of (i) net assets available for Plan benefits and (ii) distributions to participants per the accompanying financial statements to Form 5500:

	December 31,
	2007	2006
Net assets available for Plan benefits per the accompanying financial statements	$5,114,483	$4,415,658
Benefits payable to participants at December 31, 2007	—	(28,812)

Net assets available for Plan benefits per the Form 5500	$5,114,483	$4,386,846

Year ended December 31, 2007
Distributions to participants per the accompanying financial statements	$945,822
Less: Benefits payable to participants at December 31, 2006	(28,812)

Benefit payments per the Form 5500	$917,010

(8)	Subsequent Events

On March 3, 2008, Liberty Media Corporation completed the reclassification (stock split) of its Liberty Capital common stock. Each share of Liberty Capital common stock was reclassified as one share of the reclassified Liberty Capital common stock and four shares of the new Liberty Entertainment common stock.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500 SCHEDULE H, Part IV, Line 4i

December 31, 2007

Supplemental Schedule 1

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Fair Value
Liberty Interactive Series A common stock	Common stock of former Plan sponsor, (historical cost – $327,564)	18,971	$361,966
Liberty Capital Series A common stock	Common stock of former Plan sponsor (historical cost – $256,164)	3,795	442,080
* Liberty Global, Inc. Series A common stock	Common stock of Plan sponsor (historical cost – $785,109)	36,938	1,447,600
* Liberty Global, Inc. Series C common stock	Common stock of Plan sponsor (historical cost – $696,881)	21,094	772,138
Cash (held in stock purchase account)	Cash	—	36,330
Templeton Foreign A	Mutual fund	8,861	110,931
Aim Short Term Liquid Asset	Mutual fund	6,058	6,058
Davis New York Venture A	Mutual fund	1,308	52,329
PIMCO High Yield Fund – Administrative Class	Mutual fund	972	9,276
Allianz NFJ Small Cap Value – Institutional Class	Mutual fund	1,551	47,717
Baron Growth	Mutual fund	1,964	99,521
Spartan International Index	Mutual fund	1,944	91,928
Spartan U.S. Equity Index	Mutual fund	1,993	103,414
Fidelity Equity Income	Mutual fund	3,049	168,204
Fidelity Investment Grade Bond	Mutual fund	39,553	284,390
Fidelity Retirement Money Market Account	Mutual fund	428,559	428,559
Fidelity Blue Chip Growth	Mutual fund	1,234	54,353
Fidelity Low-Priced Stock	Mutual fund	1,025	42,160
Fidelity Freedom Income	Mutual fund	176	2,012
Fidelity Freedom 2000	Mutual fund	87	1,070
Fidelity Freedom 2010	Mutual fund	2,602	38,563
Fidelity Freedom 2020	Mutual fund	3,864	61,091
Fidelity Freedom 2030	Mutual fund	1,015	16,760
Fidelity Freedom 2040	Mutual fund	2,305	22,430
Fidelity Freedom 2050	Mutual fund	1,173	13,407
* Participant loans	Interest rates ranging from 5.00% to 9.25%, with various maturity dates	—	400,196

			$5,114,483

*	LGI is the Plan sponsor, which is a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF REPORTABLE TRANSACTIONS

FORM 5500 SCHEDULE H, Part IV, Line 4j

For the Year ended December 31, 2007

Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain
Category (i) – individual transactions in excess of 5% of Plan assets: None
Category (iii) – series of transactions in excess of 5% of Plan assets:
Liberty Global, Inc. Series A common stock*	Common stock	4	$21,325	$—	$21,325	$21,325	$—
Liberty Global, Inc. Series A common stock*	Common stock	77	$—	$431,560	$240,346	$431,560	$191,214
Liberty Global, Inc. Series C common stock *	Common stock	36	$687,038	$—	$687,038	$687,038	$—
Liberty Global, Inc. Series C common stock *	Common stock	77	$—	$150,115	$125,860	$150,115	$24,255

*	LGI is the Plan sponsor, which is a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FORM 5500 SCHEDULE H, Part IV, Line 4a

For the Year ended December 31, 2007

Supplemental Schedule 3

Identity of party involved	Participant contributions and loan repayments remitted late during plan year	Withholding amount remitted late	Date contribution remitted	Date lost earnings remitted	Total remitted (including lost earnings)
Liberty Cablevision of Puerto Rico, LTD*	Employee Payroll Withholdings March 15, 2007	$12,335	September 25, 2007	Pending	$12,335 (lost earnings pending	)

*	Liberty Cablevision of Puerto Rico, LTD is the adopting employer, which is a party-in-interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(k) SAVINGS PLAN –PUERTO RICO

By	/s/ Bernard Dvorak
Bernard Dvorak Member of Plan Committee

June 30, 2008

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report –

23.1	–	Consent of Independent Registered Public Accounting Firm – Anton Collins Mitchell LLP